Bella Trading Company, Inc.
2119 Arapahoe Street
Golden, Colorado 80401

May 16, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Mara L. Ransom

Re:	Bella Trading Company, Inc., a Colorado corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 5, 2007

Form 10-KSB for Fiscal Year Ended September 30, 2006
Filed January 8, 2007

Form 10-QSB for the Fiscal Period Ended December 31, 2006
Filed January 19, 2007
File No. 333-121034

Dear Ms. Ransom:

Bella Trading Company, Inc., a Colorado corporation (“Company”) has received and reviewed your letter dated May 3, 2007, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed April 5, 2007 (“Schedule 14A”), its Form 10-KSB for Fiscal Year Ended September 30, 2006 filed January 8, 2007, and its Form 10-QSB for the Fiscal Period Ended December 31, 2006, filed January 19, 2007 with the Securities and Exchange Commission (“Commission”).

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated May 3, 2007, and to key those responses to the revisions and additions specified in Amendment No. 1 to Schedule 14A.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Securities and Exchange Commission
Ms. Mara Ransom
May 16, 2007

Preliminary Proxy Statement on Schedule 14A

General

1.
The Company has revised its disclosure to clarify that the Company has no plans, proposals or arrangements to issue any of the newly authorized shares for any purpose, including future acquisitions or financings, but that the Company instead is changing its name in conjunction with its change in business focus and current negotiations the Company is undertaking to acquire oil and gas properties and abandon its previous business plan.

2.
The Company does not plan an acquisition of another company in the foreseeable future, but merely seeks the acquisition of real properties with oil and/or gas potential. Therefore, the Company believes that the disclosures under Items 11, 13 and 14 of Schedule A do not apply. The Company has revised its disclosure to clarify the Company’s intentions.

3.
The Company has revised its disclosure to discuss the possible anti-takeover effects of the increase in authorized shares of common stock. In addition, the Company has revised its disclosure to indicate the features of the Company’s preferred stock that may tend to have anti-takeover features.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Item 8A. Controls and Procedures, page 9

4.
The Company confirms that in future filings the Company will refer to both Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as the Company is subject to the reporting obligations of the latter rule.

Form 10-QSB for the Period Ended December 31, 2006

Exhibit 31

5.
The Company confirms that in future filings the Company will revise its certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-B; specifically, the Company herewith undertakes to revise its certification to refer to Rule 13a-15(e).

6.
The Company confirms that in future filings the Company will omit sub-paragraph b) in item 4 of its certifications as the Company is a non-accelerated filer, and therefore, is not required to certify as to the design of internal control over financial reporting. The Company also herewith undertakes to omit the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” following its reference to Rule 13a-15(e) and to Rule 15d-15(e) in paragraph 4 of the certification in future filings.

Securities and Exchange Commission
Ms. Mara Ransom
May 16, 2007

Moreover, the Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter and Amendment No. 1 to Schedule 14A adequately address the issues raised in your comment letter dated May 3, 2007. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

Bella Trading Company, Inc.

/s/ Joseph Young
Joseph Young President

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